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THE BANK OF NEW YORK

NEW YORK'S FIRST BANK-FOUNDED 1784 BY ALEXANDER HAMILTON

02028373

620 Avenue of the Americas, New York, NY 10011

DEPOSITARY RECEIPTS

April 1, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

SUPPL

02 APR 12 AM 9:17

Re: Sammy Corporation– File No. 82-5227

Dear Sirs:

At the request of Sammy Corporation, we are enclosing a copy of their:

- **Notice Regarding Appeal to the Tokyo High Court**

We are forwarding these documents at the request and on behalf of Sammy Corporation, but we have not reviewed any disclosure made therein, and cannot confirm the accuracy or completeness of any such disclosure and hereby disclaim any responsibility or liability with respect thereto.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

Very Truly Yours,

S. Sumikawa

Shunsuke Sumikawa
Account Administrator
Tel: 646-885-3296
Fax: 646-885-3043
Email: ssumikawa@bankofny.com

dw 5/17

FILE NO.82-5227

March 27, 2002

Company Name: Sammy Corporation
Company Representative: Hajime Satomi
President and Chief Executive Officer
(Code No. 6426 Tokyo Stock Exchange 1st Section)

Further Inquiry: Yasuhiro Katayama
Executive Officer and Division Manager, Administration Division
(Telephone Number: 03-5950-3790)

02 APR 12 AM 9:

March 27, 2002

Dear Sirs:

Notification regarding appeal to the Tokyo High Court

With regard to the action for the infringement of the patent filed with the Tokyo District Court by Aruze Corp. against us, the Tokyo District Court delivered judgment on March 19, 2002, which ordered us to pay 7 billion 4 hundred 16 million 6 hundred 80 thousand (7,416,680,000) yen, and we notified you to that effect on the same day. We hereby notify you of our further measures as follows:

1. Appeal and others
(1) We appealed to the Tokyo High Court against the judgment immediately after it was delivered on March 19, 2002.
(2) On March 20, 2002, we filed a petition for stay of execution under the declaration of preliminary execution attached to the judgment and were given a "decision for stay of execution," which suspends the execution until a judgment is delivered by the appeal court.
2. Future influence on our settlement of accounts for this term
There will be no influence on our settlement of accounts for this term.
In relation to the decision for stay of execution, we deposited 5 billion (5,000,000,000) yen with the Legal Affairs Bureau according to the decision of the court. In principle, this deposit will be returned when the action ends.
3. Future measures
At the appeal hearings, we will continue to strongly insist, as we did before, that we have not infringed the patent. Simultaneously, we will dispute the validity of the patent itself. With regard to the validity thereof, we have filed a claim with the Patent Office to invalidate the said patent. On March 18, 2002, the Patent Office issued a "Notice of Reasons for Invalidity" (by which any reason for invalidity of the patent is notified to the related parties when the Patent Office finds it to be invalid), which was served to us after delivering the judgment, March 19, 2002.